

Mail Stop 3030

October 31, 2016

Via E-mail
Daniel J. Brennan
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, Massachusetts 01752-1234

     Re: **Boston Scientific Corporation**
              Form 8-K dated July 28, 2016
              Filed July 28, 2016
              File No. 001-11083

Dear Mr. Brennan:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K dated July 28, 2016

1.   While we see from your response that you indicate each restructuring plan is a result of unique business circumstances and contains targeted initiatives approved by your Board of Directors over a defined timeframe, it does not appear to address the nature and recurrence of the charges. We note from your disclosures that the 2014 Plan was intended to build on the progress you made to address financial pressures in a changing global marketplace, further strengthen the company's operational effectiveness and efficiency, support new growth investments and build on your PNO strategy. Similarly, we note your disclosure that the 2016 restructuring plan is intended to develop global commercialization, technology and manufacturing capabilities in key growth markets, also build on your PNO strategy which is intended to simplify its manufacturing plant structure by transferring certain production lines among facilities, and expand operational

efficiencies in support of your operating income margin goals. Please tell us how these seemingly important initiatives are incremental to your core activities.

2. Your response indicates that you exclude litigation charges that are unique and exceed your materiality threshold and that you do not exclude charges that result from your operations and are below your materiality threshold. Please explain to us in greater detail how you determine what is and is not excluded from your non-GAAP measures. Explain what you mean by "unique" versus "result from our operations" and describe to us your materiality threshold. Also, please describe to us the specific litigation charges excluded in each of the three years ended December 31, 2015 and explain how they comply with your non-GAAP policy. As part of your response, please address the fact that you have excluded the entire "litigation-related charges" line item from your non-GAAP measures.

You may contact Julie Sherman at (202) 551-3640 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery